Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                                       Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                               E-mail:  grhlaw@hotmail.com

June 13, 2012

By Filing on EDGAR

John Dana Brown
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:           Thermal Tennis Inc.
Amendment No. 2 to Form 10-12G
Filed May 24, 2012
File No. 000-54476

To Whom It May Concern:

As counsel to Thermal Tennis Inc. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated June 7, 2012.  Each comment is reproduced below followed by our response to the comment.

Business, page 1

Introduction, page 1

Comment No. 1:  With a view towards revised disclosure, please advise as to why you have identified March 31, 2013 as a date when you believe that it may become necessary to raise additional funds through offerings of your common stock when it appears you have cash reserves to support your business through approximately July 1, 2012.

Response:  We have revised the disclosure in the second paragraph of the introduction to clarify our meaning.

History, page 2

Comment No. 2:  Please revise to disclose the name of the tennis club discussed in the second paragraph on page 3.

Response:  Revisions made as requested on page 3.

Comment No. 3:  We note your response to our prior comment 4 and reissue in part.  Please revise to disclose the material terms of your contract with the club.  We note that you receive all of the revenue from the tennis operations of the tennis club, but please revise to clarify the terms related to the costs of running the tennis program.

Response:  Revisions made as requested on page 3.

Principal Products or Services and their Markets, page 3

Comment No. 4:  Please revise to disclose the length and time of the “peak of [y]our summer tennis season.”

Response:  Disclosure added as requested on page 3.

Strategy, page 3

Comment No. 5:  Please revise to disclose the percentage of your revenues that you donated to Reno High School in 2011, and, if you have determined how much you intend to donate this year, please disclose.

Response:  Disclosure made as requested on page 3.

Liquidity and Business Development, page 4

Comment No. 6:  Your statement on page 4 that “Reno High School has expressed an interest in [you] running the same program during the summer of 2012” appears to be inconsistent with your statement on page 3 that “you have been invited back to [Reno High School] to run a similar program during the summer of 2012.”  Please revise to clarify whether you will be running such a summer program at Reno High School during the summer of 2012.

Response:  Clarification made by adjusting the language on page 4.

Comment No. 7:  We note your response to our prior comment 12.  With a view to revised disclosure please explain to us how you can execute your “management concepts” and “marketing concepts” discussed on page 2 without incurring any cost.

Response:  Disclosure has been added in response to this comment.  Also, we removed the wording “management concepts” as it was confusing as we were only discussing new marketing concepts.

Comment No. 8:  In this regard please update your Liquidity and Business Development discussion to further describe your “management concepts” and “marketing concepts.”  Include a time frame for their development and implementation.  Additionally, to the extent there are any costs involved, please discuss the costs and indicate any need for additional capital.

Response:  A paragraph has been added under Liquidity and Business Development in response to this comment.

Marketing, page 5

Comment No. 9:  Please remove the statement on page 5 that the United States Tennis Association has an interest in “enhancing people’s lives.”

Response:  The statement has been removed.

Condensed Notes to Unaudited Condensed Financial Statements, page 21

Note B, page 21

Comment No. 10:  We note your disclosure on page 21 that revenues are earned from sales of ball machines.  With a view towards revised disclosure, please tell us whether you sell tennis equipment and products.

Response:  The Company no longer sells equipment.  Reference to the sale of ball machines has been removed.

In connection with this response to the comments of the staff, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Counsel to the Company